                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                            COMSTOCK RESOURCES, INC.
             ------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.50 Par Value
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    205768203
                                 (CUSIP NUMBER)

                           CAMBRIDGE INVESTMENTS, LTD.
                              600 Montgomery Street
                                   27th Floor
                         San Francisco, California 94111
                            Tel. No.: (415) 627-3017
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
              Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                      October 2, 1997 and October 23, 1997
              -----------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                Page 1 of 8 Pages

_______________________________________________________________________________

CUSIP No.  205768203                                                      13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Cambridge Investments, Ltd.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |     |   as of October 20, 1997, 1,565,800 shares of Common
  OWNED BY     |     |   Stock (See Item 5.)
   EACH        |     |
 REPORTING     |     |   as of October 23, 1997, 1,390,400 shares of Common
PERSON WITH    |     |   Stock (See Item 5.)
               |_____|________________________________________________________
               |     |
               |  8  |   SHARED VOTING POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   as of October 20, 1997, 1,565,800 shares of Common
               |     |   Stock (See Item 5.)
               |     |
               |     |   as of October 23, 1997, 1,390,400 shares of Common
               |     |   Stock (See Item 5.)
               |_____|_________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        as of October 20, 1997, 1,565,800 shares of Common Stock (See Item 5.)

        as of October 23, 1997, 1,390,400 shares of Common Stock (See Item 5.)
______________________________________________________________________________

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        as of October 20, 1997, 6.47% shares of Common Stock (See Item 5.)

        as of October 23, 1997, 5.75% shares of Common Stock (See Item 5.)
______________________________________________________________________________

   14   TYPE OF REPORTING PERSON*
              IA
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT


                                Page 2 of 8 Pages

                               AMENDMENT NO. 1 TO
                               ------------------
                                  SCHEDULE 13D
                                  ------------

                  This Amendment No. 1 to Schedule 13D is being filed on behalf of Cambridge Investments, Ltd., a California corporation ("Cambridge" or "CIL"), registered as an investment advisor in the State of California, regarding shares of Comstock Resources, Inc. acquired on behalf of certain of its clients. The information contained in this amendment reflects activity relating to two reportable events. The first of these reportable events occurred on October 2, 1997 and resulted from Cambridge's beneficial ownership in the Issuer increasing by more than 1% over that which was previously reported. The second reportable event occurred on October 23, 1997 and resulted from Cambridge's beneficial ownership in the Issuer decreasing by more than 1% below that which it beneficially owned as of October 20, 1997.

Item 1.           Security and Issuer
                  -------------------

                  Securities acquired:  Common Stock, $0.50 par value

                  Issuer: Comstock Resources, Inc. (the "Issuer") 5005 LBJ Freeway - Suite 1000
                                Dallas, TX  75244
                                (214) 701-2000

Item 2.           Identity and Background
                  -----------------------

                  There is no change in this section.

Item 3.           Source and Amount of Funds
                  --------------------------

                  (i) October 2, 1997 Event: As of October 20, 1997, Cambridge, through Cambridge Energy, L.P. ("CELP"), Cambridge Energy Fund International Ltd. ("CEF") Cambridge Oil & Gas, L.P. ("COG"), Cambridge Oil & Gas International, Ltd. ("COG Int'l"), Palamundo, LDC ("Palamundo"), Quantum Partners, LDC ("QUE") and Cambridge (collectively, the "Funds"), has invested approximately $16,860,833.44 in Common Stock of the Issuer as described in Item 5 below. CELP, CEF, COG, COG Int'l., Palamundo, QUE and Cambridge have invested approximately $3,610,255.47 $3,367,198.46, $1,038,790.25, $725,892.50,
$113,109.75, $3,334,510.60 and $2,059,116.41, respectively. The source of these funds was the respective working capital of each of the Funds. JRT may be deemed to have invested directly and indirectly approximately $2,611,960.06 in Common Stock of the Issuer as described in Item 5 below.

                  (ii) October 23, 1997 Event: As of October 23, 1997, Cambridge, through Cambridge Energy, L.P. ("CELP"), Cambridge Energy Fund International Ltd. ("CEF") Cambridge Oil & Gas, L.P. ("COG"), Cambridge Oil & Gas International, Ltd. ("COG Int'l"), Palamundo, LDC ("Palamundo"), and Quantum Partners, LDC ("QUE") (collectively, the "Funds"), has invested approximately $14,949,048 in Common Stock of the

                                Page 3 of 8 Pages

Issuer as described in Item 5 below. CELP, CEF, COG, COG Int'l., Palamundo, QUE and Cambridge have invested approximately $4,891,740.30, $4,648,682.80, $1,038,790.25, $725,892.50, $113,109.75, $3,334,510.60 and $0, respectively. The source of these funds was the respective working capital of each of the Funds. JRT may be deemed to have invested directly and indirectly approximately $196,320.75 in Common Stock of the Issuer as described in Item 5 below.


Item 4.           Purpose of the Transaction
                  --------------------------

                  There is no change in this section.


Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

                  (a)(i) October 2, 1997 Event: As of October 20, 1997, Cambridge is the beneficial owner of 1,565,800 shares of Common Stock, or 6.47% shares of the shares outstanding. Of the 1,565,800 shares of Common Stock described above, (i) 402,900 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CELP; (ii) 337,366 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CEF; (iii) 83,200 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG; (iv) 60,650 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG Int'l.; (v) 10,784 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of Palamundo; (vi) 273,500 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of QUE; and (vii) 169,800 are deemed beneficially owned by Cambridge in its capacity as investment advisor for its institutional account. JRT, directly and indirectly, may be deemed the beneficial owner of 227,600 shares of Common Stock or, in the aggregate, 0.9% of the shares outstanding.

                  (a)(ii) October 23, 1997 Event: As of October 23, 1997, Cambridge is the beneficial owner of 1,390,400 shares of Common Stock, or 5.75% shares of the shares outstanding. Of the 1,390,400 shares of Common Stock described above, (i) 498,900 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CELP; (ii) 433,366 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CEF; (iii) 83,200 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG; (iv) 60,650 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG Int'l.; (v) 10,784 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of Palamundo; and
(vi) 273,500 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of QUE. JRT, directly and indirectly, may be deemed the beneficial owner of 30,000 shares of Common Stock or, in the aggregate, 0.1% of the shares outstanding.

                                Page 4 of 8 Pages

                  The number of shares beneficially owned by Cambridge, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of ownership of Cambridge on October 20, 1997 and October 23, 1997 is based on 24,199,785 outstanding shares of Common Stock as reported in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 11, 1997.

                  (b) Cambridge has the sole power to vote and dispose of the shares of Common Stock held for the institutional accounts of CELP, CEF, COG, COG Int'l., Palamundo, QUE and Cambridge, respectively. As of October 20, 1997, JRT has the sole power to vote and dispose of the 227,600 shares of Common Stock held by him directly or through an entity established for the benefit of his family. As of October 23, 1997, JRT has the sole power to vote and dispose of the 30,000 shares of Common Stock held by him directly or through an entity established for the benefit of his family.

                  (c) The transactions in the Issuer's securities by Cambridge since the last filing are listed as Annex A attached hereto and made apart hereof.

                  (d) The Funds, respectively, and the entity established for the benefit of JRT's family have the right to participate in the receipt of dividends from, or proceeds from the sale of securities held on behalf of such funds.

                  (e)    Not Applicable.


Item 6.           Contracts, Arrangement, Understandings or Relationships with
                  ------------------------------------------------------------
                  Respect to Securities of the Issuer
                  -----------------------------------

                  There is no change in this section.


Item 7.           Material to be Filed as Exhibits
                  --------------------------------

                  There is no change in this section.

                                Page 5 of 8 Pages

                                       CRK
                                       ---

==========================================================================================================================
         DATE                   TRANS                 SHARES                     PRICE                       ACCOUNT
                                (A/D)                                             ($)
--------------------------------------------------------------------------------------------------------------------------
       09/05/97                   A                     14,800                       12.25                      CEF
--------------------------------------------------------------------------------------------------------------------------
       09/05/97                   A                     15,200                       12.25                     CELP
--------------------------------------------------------------------------------------------------------------------------
       09/05/97                   A                      4,000                       12.25                      COG
--------------------------------------------------------------------------------------------------------------------------
       09/05/97                   A                        800                       12.25                     COGI
--------------------------------------------------------------------------------------------------------------------------
       09/05/97                   A                      4,800                       12.25                      JRT*
--------------------------------------------------------------------------------------------------------------------------
       09/05/97                   A                        800                       12.25                      PAL
--------------------------------------------------------------------------------------------------------------------------
       09/05/97                   A                      4,400                       12.25                      QUE
--------------------------------------------------------------------------------------------------------------------------
       09/24/97                   D                    (51,500)                    11.6432                      JRT*
--------------------------------------------------------------------------------------------------------------------------
       09/25/97                   D                     (8,300)                    11.8025                      JRT*
--------------------------------------------------------------------------------------------------------------------------
       10/01/97                   D                     (4,800)                    11.8125                      CEF
--------------------------------------------------------------------------------------------------------------------------
       10/01/97                   D                     (4,900)                    11.8125                     CELP
--------------------------------------------------------------------------------------------------------------------------
       10/01/97                   A                      2,900                     11.8125                      COG
--------------------------------------------------------------------------------------------------------------------------
       10/01/97                   A                      9,000                     11.8125                     COGI
--------------------------------------------------------------------------------------------------------------------------
       10/01/97                   A                     11,300                      12.083                      JRT*
--------------------------------------------------------------------------------------------------------------------------
       10/01/97                   A                     11,000                      12.083                      JRT*
--------------------------------------------------------------------------------------------------------------------------
       10/01/97                   D                       (200)                    11.8125                      PAL
--------------------------------------------------------------------------------------------------------------------------
       10/01/97                   D                     (2,000)                    11.8125                      QUE
--------------------------------------------------------------------------------------------------------------------------
       10/02/97                   D                    (12,750)                     12.375                      CEF
--------------------------------------------------------------------------------------------------------------------------
       10/02/97                   D                    (12,600)                     12.375                     CELP
--------------------------------------------------------------------------------------------------------------------------
       10/02/97                   A                    123,500                        12.5                      CIL
--------------------------------------------------------------------------------------------------------------------------
       10/02/97                   A                     30,000                      12.375                     COGI
--------------------------------------------------------------------------------------------------------------------------
       10/02/97                   A                    120,000                        12.5                      JRT*
--------------------------------------------------------------------------------------------------------------------------
       10/02/97                   A                     50,000                        12.5                      JRT*
--------------------------------------------------------------------------------------------------------------------------
       10/02/97                   D                     (1,050)                     12.375                      PAL
--------------------------------------------------------------------------------------------------------------------------
       10/02/97                   D                     (3,600)                     12.375                      QUE
--------------------------------------------------------------------------------------------------------------------------
       10/06/97                   D                    (10,000)                      13.25                      CEF
--------------------------------------------------------------------------------------------------------------------------


                                Page 6 of 8 Pages

========================================================================================================================
         DATE                   TRANS                 SHARES                      PRICE              ACCOUNT
                                (A/D)                                              ($)
------------------------------------------------------------------------------------------------------------------------
       10/06/97                   D                  (10,000)                      13.25              CELP
------------------------------------------------------------------------------------------------------------------------
       10/06/97                   A                   60,000                     13.3844               QUE
------------------------------------------------------------------------------------------------------------------------
       10/06/97                   A                   10,000                       13.25               QUE
------------------------------------------------------------------------------------------------------------------------
       10/07/97                   A                   25,000                        13.5               QUE
------------------------------------------------------------------------------------------------------------------------
       10/09/97                   A                   21,500                     12.9971               QUE
------------------------------------------------------------------------------------------------------------------------
       10/20/97                   D                  (61,000)                    12.9547               JRT*
------------------------------------------------------------------------------------------------------------------------
       10/21/97                   D                  (50,000)                      13.25               JRT*
------------------------------------------------------------------------------------------------------------------------
       10/21/97                   D                  (20,000)                    13.1875               JRT*
------------------------------------------------------------------------------------------------------------------------
       10/22/97                   D                 (127,600)                    13.4156               JRT*
------------------------------------------------------------------------------------------------------------------------
       10/23/97                   A                   96,000                     13.3488               CEF
------------------------------------------------------------------------------------------------------------------------
       10/23/97                   A                   96,000                     13.3488              CELP
------------------------------------------------------------------------------------------------------------------------
       10/23/97                   D                 (169,800)                     13.375               CIL
========================================================================================================================

* These transactions relate to shares held by JRT and any entity established for the benefit of his family.

                                Page 7 of 8 Pages

Signatures
----------

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: November 3, 1997


                                            CAMBRIDGE INVESTMENTS, LTD.


                                            By:  /s/ Jocelyn E. Weingart
                                                 -----------------------
                                                 Jocelyn E. Weingart,
                                                 Vice President



                                Page 8 of 8 Pages